Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State of Incorporation/Formation

Quad City Bank and Trust Company	Iowa
Cedar Rapids Bank and Trust Company	Iowa
Community State Bank	Iowa
Guaranty Bank	Missouri
m2 Equipment Finance, LLC	Wisconsin
Guaranty Realty, Inc.	Iowa
QCRH Risk Management, Inc.	Missouri
QCR Holdings Statutory Trust II	Connecticut
QCR Holdings Statutory Trust III	Connecticut
QCR Holdings Statutory Trust V	Delaware
Community National Statutory Trust II	Delaware
Community National Statutory Trust III	Delaware
Guaranty Bankshares Statutory Trust I	Delaware
Guaranty Statutory Trust II	Delaware